

Nasdaq Regulation

Nasdaq

William Slattery
Vice President
Listing Qualifications

September 23, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 23, 2020, The Nasdaq Stock Market LLC (the "Exchange") received from GoodRx Holdings, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Class A common stock, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate effectiveness of the Form 8-A 12(b) and we hereby join in such request.

Sincerely,

William Slattery